David Boles +44 (0) 20 7556 4446 dboles@cooley.com	Via EDGAR

September 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Ms. Tracie Mariner

Mr. Kevin Vaughn

Mr. David Gessert

Mr. Joe McCann

Re:         Exscientia Limited

Amendment No. 1 to the Draft Registration Statement on Form F-1

Submitted on August 9, 2021

CIK No. 0001865408

Ladies and Gentlemen:

On behalf of our client, Exscientia Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 2, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Confidential Draft Registration Statement on Form F-1 (the “DRS”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company is concurrently filing the Registration Statement on Form F-1 (the “Registration Statement”), which reflects changes made in response to certain of the Comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 1 to the Draft Registration Statement on Form F-1 submitted August 9, 2021

Prospectus Summary

Overview, page 2

1.	We note your revisions in response to prior comment 1. Please revise the Overview section to clarify that you have never developed a medicine that has received regulatory approval and that your most advanced drug candidate is in a Phase 1 clinical trial. This information is necessary to explain the status of the business and to balance your statement in the Overview section concerning the goal of improving the probability of success, time and cost involved with creating new medicines as well as the performance claims you highlight elsewhere in the Summary.

September 10, 2021

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 3, 6, 107 and 134 of the Registration Statement to clarify that we have not received regulatory approval for any of our drug candidates and that our most advanced drug candidate is in a Phase 1 clinical trial.

First AI system proven to improve clinical outcomes in oncology, page 2

2.	Please tell us your basis for asserting that the system is “proven.” In this regard, we refer to your June 14, 2021 press release which contains links to an article and abstract concerning the EXALT-1 trial. More specifically, we note that the “Interpretation” section of the article indicates that the EXALT-1 findings “warrant further investigation” and the abstract indicates that the EXALT-1 results have prompted the EXALT-2 trial, which unlike the EXALT-1 trial, is a randomized trial.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 3, 4 and 140 of the Registration Statement to remove the assertion that the system is “proven.” The Company respectfully informs the Staff that it has also added disclosure on page 4 regarding the EXALT-2 trial.

3.	Revise to clarify, if true, that you plan to use the platform for drug development efforts and not as a commercial product intended for diagnosing and treating patients in a clinical setting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement to clarify that the company does not currently intend to use the platform as a commercial product intended to treat patients in a clinical setting.

Unprecedented Efficiency, page 3

4.	We note the revision you made on page 3 in response to prior comment 9 explaining the term "novel optimised drug candidates"; however, we are not able to locate changes addressing the remainder of that comment. With respect to the speed of asset generation, tell us why you measure from the date of patent filings as opposed to the date of IND or comparable foreign regulatory submission. Also tell us whether the average for these candidates is representative of the broader pipeline/ongoing projects.

Response: The Company respectfully informs the Staff that in response to the Staff’s prior comment 9, the Company has revised the table on pages 5 and 141 of the Registration Statement to clarify the industry standard stages of drug candidate optimization and to remove any reference to patent filings that appeared in the Company’s initial confidentially submitted draft registration statement. The Company respectfully informs the Staff that the date of a patent filing is not a commonly accepted measurement date in drug discovery and design because there may be strategic reasons to refrain from filing a patent on a novel molecule. Further, the Company’s collaboration partners may own the intellectual property related to the molecules it designs, and thus the Company may not determine whether or when to file a patent on a given molecule.

September 10, 2021

The Company has further revised the graphic on pages 5 and 141 of the Registration Statement to make a more explicit comparison between our average time to complete the respective stages of the drug candidate optimization process to the industry averages as reported by an independent third party researcher in a peer-reviewed paper in Nature Reviews Drug Discovery. The Company respectfully informs the Staff that it has also disclosed, for each of the seven optimized drug candidates, the specific number of months it took the Company to complete the stages of the drug candidate optimization process and these drug candidates comprise all of the Company’s projects that have completed the drug candidate optimization process.

5.	Please tell us your basis for asserting that your efficiency is “unprecedented.” In this regard, we note that the comparisons you make in this section are relative to industry averages.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 of the Registration Statement to remove the assertion that our efficiency is “unprecedented.”

Shifting the curve through improved probability of success, time and cost, page 4

6.	Please revise the heading and the disclosure that follows to avoid the implication that you have successfully developed an approved drug in a more rapid or cost effective manner than others in the industry. In this regard, it appears premature for you to assert “improved probability of success” particularly when your risk factor disclosure explains that you have not yet demonstrated the ability to “successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on (y)our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization.” Please consider your use of the word “success” elsewhere in the document, including in the first paragraph on page 4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page(s) 5, 6, and 146 of the Registration Statement to clarify that improving the probability of success in drug creation is the Company’s strategy and that it has not yet achieved this goal. The Company has also revised the disclosure on pages 5, 141 and elsewhere in Registration Statement to remove certain references to success or successful.

7.	With reference to the comment above, please revise to remove the chart added on page 4 given that you do not appear to have a basis to claim better medicines, accelerated speed to market, higher returns or a higher probability of success.

Response: In response to the Staff’s comment, the Company has revised the chart on pages 6 and 146 of the Registration Statement to remove the references to better medicines, accelerated speed to market, increased efficiency, higher returns and higher probability of success and to clarify that shifting the curve is the Company’s goal.

Our Internal and Collaboration Projects, page 7

8.	We note the revisions made to the format and description of your pipeline table in response to prior comment 10 and reissue the comment in part. Please revise the table to identify the specific indications that your Phase 1 candidate and the three preclinical candidates seek to treat.

September 10, 2021

Response: In response to the Staff’s comment, the Company has revised the pipeline tables on pages 9 and 143 of the Registration Statement to include available information on the specific indications that the Company’s and its collaboration partners’ Phase 1 candidates, preclinical candidates, and late discovery candidates seek to treat. The Company respectfully informs the Staff that the Company does not know the specific indications targeted by certain of these candidates, as the Company’s collaboration partners have not disclosed this information to the Company.

9.	We refer to prior comment 11 and note your revisions and the new graphic at the top of page 7. As noted in prior comment 11, we do not object to the inclusion of a pipeline table that depicts your Phase 1 and three preclinical candidates and a second appropriately-labeled table depicting your discovery stage programs. We believe, however, that it is confusing and imbalanced to highlight the status of the same product candidates in two separate tables within your Summary presentation. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the table on page 5 to remove the redundant references to certain drug candidates, and each drug candidate now appears in only one table.

Deals, page 173

10.	We note your response to prior comment 18. Please revise to disclose the terms of the Bristol Myers Squibb, Bayer and Sanofi agreements in greater detail, including without limitation, the term and termination provisions, aggregate amounts received or paid to- date under the agreement, aggregate future potential milestone payments and range of royalty rates. Also, please file these three agreements as exhibits or provide us an analysis specific to each agreement. For instance, we note that your tables on page 7 indicate that Bristol Myers Squibb is involved in three of your most advanced programs and the size of the delivered and potential payments discussed on page 173 appear material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 190, 191, and 192 of the Registration Statement to disclose the terms of the agreements with Bristol Myers Squibb, Bayer and Sanofi and it will file the agreements as exhibits in an amendment to the Registration Statement.

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September 10, 2021

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +44 (0) 20 7556 4446 or to Divakar Gupta at +1 212 479 6474.

Very truly yours,

/s/ David Boles

David Boles

cc:          Andrew L. Hopkins, Exscientia Ltd

Divakar Gupta, Cooley LLP

Marc Recht, Cooley LLP

Claire Keast-Butler, Cooley (UK) LLP

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